Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Valley National Bancorp:
We consent to the use of our reports dated February 29, 2016, with respect to (i) the consolidated statements of financial condition of Valley National Bancorp as of December 31, 2015 and 2014 and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015 and (ii) the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 annual report on Form 10-K of Valley National Bancorp, incorporated herein by reference in the Registration Statement on Form S-8.

/S/ KPMG LLP

Short Hills, New Jersey
May 2, 2016